Securities and Exchange Commission
Washington, DC 20549

Schedule TO-T/A

Tender offer statement under section 14(d)(1) OR 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

Boston Capital Tax Credit Fund III L.P.
(Name of Subject Company(issuer))

Paco Development, L.L.C. (offeror)
(Names of Filing Persons (identifying status as
offeror, issuer or other person))

Units of Limited Partnership Interest
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

Lathrop & Gage L.C.
Attn: Scott M. Herpich
2345 Grand Boulevard
Suite 2400
Kansas City, Missouri 64108
Telephone (816) 292-2000

(Name, address and telephone number of person
authorized to receive notices and communications
on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$770,000	$154.00
* Calculated as the product of the Units on which the Offer is made and the gross cash price per Unit.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount previously paid:	$154.00	Filing party:	Paco Development, L.L.C.
Form or registration no.:	SC TO-T	Date filed:	January 27, 2006

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on January 27, 2006, by Paco Development, L.L.C., a Missouri limited liability company (the “Purchaser”), relating to an offer (the “Offer”) by the Purchaser to purchase up to 770,000 Beneficial Assignee Certificates (“BACs”) evidencing the beneficial interest of an assignee in the Series 19 limited partnership interests of Boston Capital Tax Credit Fund III L.P., a Delaware limited partnership (the “Partnership”) at a cash purchase price of $1.00 per BAC, without interest, less the amount of Distributions (as defined in the Offer to Purchase (as defined below)) per BAC, if any, made to BAC holders by the Partnership after the date of the Offer, and less any transfer fees imposed by the Partnership for each transfer (the Purchaser believes the Partnership is currently charging $150 per trade) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 27, 2006, as it may be supplemented or amended from time to time (the “Offer to Purchase”), and the related Agreement of Transfer and Letter of Transmittal, as it may be supplemented or amended from time to time (the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”), copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase.

Extension of the Offer

The Expiration Date for the Offer has been extended to 5:00 p.m., Kansas City time, on Monday, March 13, 2006. The Offer was previously scheduled to expire at 5:00 p.m., Kansas City time, on Monday, March 6, 2006.

The Offer to Purchase and all related documents are amended to extend the Expiration Date of the Offer from 5:00 p.m., Kansas City time, on Monday, March 6, 2006, to 5:00 p.m., Kansas City time, on March 13, 2006. All references to the Expiration Date shall mean 5:00 p.m., Kansas City time, on March 13, 2006.

Item 1. Summary Term Sheet

Item 1 is amended and supplemented as follows.

(a) The bullet points under "SUMMARY OF THE OFFER" are supplemented by adding the following bullet points

•
The Offer will expire at 5:00 p.m., Kansas City time, on March 13, 2006, unless the Purchaser further extends the period of time during which the Offer is open. The Offer may be extended up to 90 days from the date of commencement of the Offer. See “Details of the Offer - 1. Terms of the Offer; Expiration Date; Proration.”

•
The Purchaser will not be required to pay for any BACs tendered, may delay the acceptance for payment of the BACs tendered, or may withdraw the Offer if, at any time on or after the date of the Offer and before the Expiration Date, certain conditions exist. See “Details of the Offer - 7. Conditions of the Offer.”

•
BAC Holders selling BACs pursuant to this Offer should consider their particular tax consequences. Although BAC Holders should consult their respective tax advisors as to the particular tax consequences, a discussion of federal income tax consequences that could be relevant to an individual BAC Holder is contained in the section entitled

"Federal Income Tax Matters."

•
BACs tendered in response to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless already accepted for payment by the Purchaser, may also be withdrawn at any time after March 28, 2006 (60 days following the Offer Date). See “Details of the Offer - 5. Withdrawal Rights.”

The fifth bullet point under “RISK FACTORS” in the Offer to Purchase is deleted in its entirety and replaced with the following:

•
Confirmation of the transfer of BACs could take a significant amount of time due to the fact that the General Partner controls the timing of the transfers. The Partnership’s transfer agent has been providing confirmation of transfers on a monthly basis with transfers typically effective as of the last day of the month, and the Purchaser will likely not pay for the BACs until that time. Tenders of BACs made pursuant to the Offer are irrevocable (including in the event the market price for the BACs increased or another party made a higher offer), except that BACs tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless already accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after March 28, 2006 (60 days following the Offer Date).

(b) The first paragraph under “DETAILS OF THE OFFER - 2. ACCEPTANCE FOR PAYMENT AND PAYMENT OF PURCHASE PRICE” in the Offer to Purchase is deleted in its entirety and replaced with the following:

On the terms and subject to the conditions of the Offer, the Purchaser will purchase and will pay for up to 770,000 Properly Tendered BACs promptly following the Expiration date, provided, however, that payment for BACs purchased pursuant to the Offer will be made only after timely receipt by the Purchaser of: (i) a properly completed and duly executed and acknowledged Letter of Transmittal, (ii) any other documents required in accordance with the Letter of Transmittal, and (iii) written confirmation from the Partnership of the transfer of the BACs to the Purchaser.

(c) The first paragraph under “DETAILS OF THE OFFER - 5. WITHDRAWAL RIGHTS” in the Offer to Purchase is deleted in its entirety and replaced with the following:

Tenders of BACs made pursuant to the Offer are irrevocable, except that BACs tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless already accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after March 28, 2006 (60 days following the Offer Date). If purchase of, or payment for, BACs is delayed for any reason, including (i) extension by the Purchaser of the Expiration Date or (ii) a delay by General Partner in confirming the transfer of BACs; then, without prejudice to the Purchaser’s rights under the Offer, tendered BACs may be retained by the Purchaser and may not be withdrawn, except to the extent that tendering BAC Holders are otherwise entitled to withdrawal rights as set forth in this Section 5; subject, however, to the Purchaser’s obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay BAC Holders the purchase price in respect of BACs tendered promptly after termination or withdrawal of the Offer. The Partnership’s transfer agent has been providing confirmation of transfers on a monthly basis.

(d) Subsections (a), (b), (d), (f) and (g) under “DETAILS OF THE OFFER - 7. CONDITIONS OF THE OFFER” in the Offer to Purchase are deleted in their entirety and replaced with the following:

(a) a preliminary or permanent injunction or other order of any federal or state court, government, administrative agency or other governmental authority shall have been issued and shall remain in effect which: (i) makes illegal, delays or otherwise restrains or prohibits the making of the Offer or the acceptance for payment, purchase of or payment for any BACs by the Purchaser; (ii) imposes or confirms limitations on the ability of the Purchaser effectively to exercise full rights of both legal and beneficial ownership of the BACs; (iii) requires divestiture by the Purchaser of any BACs; or (iv) materially adversely affects the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Purchaser, or the Partnership;

(b) there shall be any action taken, or any statute, rule, regulation or order enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government, administrative agency or other governmental authority that results in any of the consequences referred to in paragraph (a) above;

(d) any event shall have occurred or been disclosed, regarding the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Partnership, which event is materially adverse to the Partnership or its business or properties, or there shall be any material lien not disclosed in the Partnership’s financial statements;

(f) there shall have been instituted or pending any action or proceeding before any court or governmental agency or other regulatory or administrative agency or commission or by any other person, challenging the acquisition of any BACs pursuant to the Offer or otherwise relating to the Offer;

(g) the Partnership shall have (i) issued, or authorized the issuance of, any partnership interests of any class, or any securities convertible into, or rights, warrants or options to acquire, any such interests or other convertible securities, (ii) issued or authorized the issuance of any other securities, in respect of, in lieu of, or in substitution for, all or any of the presently outstanding BACs, (iii) declared or paid any Distribution, other than in cash, on any of the BACs, or (iv) the Partnership or the General Partner shall have authorized or announced its intention to authorize any merger, consolidation or business combination transaction, acquisition of assets, disposition of assets or material change in its capitalization, or any comparable event not in the ordinary course of business, other than listing the Partnership’s properties for sale; or

Item 4. Terms of the Transaction

Item 4 of the Schedule TO is supplemented and amended as follows:

The first, third, fourth and sixth paragraphs of the section entitled "FEDERAL INCOME TAX MATTERS" are deleted in their entirety and replaced with the following paragraphs, respectively:

The following summary is a discussion of the material federal income tax consequences of a sale of Units pursuant to the Offer. The summary is based on the Code, applicable Treasury regulations thereunder, administrative rulings, and judicial authority, all as of the date of the Offer. All of the foregoing is subject to change, and any such change could affect the continuing accuracy of this summary. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular Unit Holder in light of such Unit Holder’s specific circumstances, nor does it describe any aspect of state, local, foreign or other tax laws. Sales of Units pursuant to the Offer may be taxable transactions under applicable state, local, foreign and other tax laws. UNIT HOLDERS SHOULD CONSULT THEIR RESPECTIVE TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THE UNIT HOLDER OF SELLING UNITS PURSUANT TO THE OFFER.

The gain or loss recognized by a Unit Holder on a sale of a Unit pursuant to the Offer generally will be treated as a capital gain or loss if the Unit was held by the Unit Holder as a capital asset. Gain with respect to Units held for more than one year will be taxed, for federal income tax purposes, at a maximum long-term capital gain rate of 15 percent. Gain with respect to Units held one year or less will be taxed at ordinary income rates. Depreciation recapture of previously deducted straight-line depreciation with respect to real property is taxed at a rate of 25 percent (assuming eligibility for long-term capital gain treatment). A portion of the gain realized by a Unit Holder with respect to a disposition of the Units may be subjected to this 25 percent rate to the extent that the gain is attributable to depreciation recapture inherent in the properties of the Partnership.

If any portion of the amount realized by a Unit Holder is attributable to such Unit Holder’s share of “unrealized receivables” or “inventory items” as defined in Code Section 751, a corresponding portion of such Unit Holder’s gain or loss will be treated as ordinary gain or loss. It is possible that the basis allocation rules of Code Section 751 may result in a Unit Holder’s recognizing ordinary income with respect to the portion of the Unit Holder’s amount realized on the sale of a Unit that is attributable to such items while recognizing a capital loss with respect to the remainder of the Unit.

Under Code Section 469, individuals, S corporations and certain closely-held corporations generally are able to deduct “passive activity losses” in any year only to the extent of the person’s passive activity income for that year. Substantially all losses of Unit Holders from the Partnership are passive activity losses. Unit Holders may have “suspended” passive activity losses from the Partnership (i.e., net taxable losses which have not been used to offset income from other passive activities).

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Item 5 of the Schedule TO is supplemented and amended as follows. The first sentence of the first paragraph in the section entitled “CERTAIN INFORMATION CONCERNING THE PURCHASER - Prior Acquisitions of BACs and Prior Contacts" in the Offer to Purchase is deleted and replaced with: "The Purchaser currently owns 5,900 BACs or .001% of the 4,080,000 Series 19 BACs believed to be outstanding."

Item 11. Additional Information

Item 11 is amended and supplemented as follows. The first paragraph of Appendix A in the Offer to Purchase is deleted in its entirety and replaced with the following:

The following information was extracted from the Partnership’s Annual Report on Form 10-K for the year ended March 31, 2005, and the Quarterly Report on Form 10-Q for the period ending September 30, 2005 (collectively, the “Reports”). Although the Purchaser has no information that any statements contained in this Appendix A are untrue, the Purchaser has not independently investigated the accuracy of the Reports, and takes no responsibility for the accuracy, inaccuracy, completeness or incompleteness of any of the information contained in the Reports or for the failure by the Partnership to disclose events which may have occurred and may affect the significance or accuracy of any such information.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2006.

PACO DEVELOPMENT, L.L.C., a Missouri limited liability company

By:	/s/ DeAnn Duffield
DeAnn Duffield, Manager

SLCas, L.L.C.

By:	/s/ DeAnn Duffield
DeAnn Duffield, Manager